Exhibit 99.1

Opera Reports Record Results for the Fourth Quarter and Full Year 2022

Q4 revenue grew 33% year-over-year, with an adjusted EBITDA margin of 24% in the quarter, both exceeding prior guidance ranges

Opera GX exceeded 20 million monthly average users in the fourth quarter, while the total user base increased to 324 million

Company repurchased 26.7 million ADS equivalents in 2022 at a total cost of $146 million or $5.46 per ADS through a combination of negotiated and open market purchases

In 2023, Opera paid a special dividend of $0.80 per ADS, or $71 million, and its $50 million open market buy-back program remains in place with $32.7 million remaining as of year-end

Company initially guides $370 - 390 million revenue for 2023, at a 20% adjusted EBITDA margin at the midpoint

OSLO, Norway, February 27, 2023 /PRNewswire/ – Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, announced its unaudited consolidated financial results for the fourth quarter and year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights

	Three Months Ended December 31,		Year-over-year % change	Twelve Months Ended December 31,		Year-over-year % change
[US$ thousands, except for margins and per ADS amounts]	2021	2022		2021	2022
Revenue	72,626	96,272	32.6%	250,991	331,037	31.9%

Net income (loss)	(112,390)	20,922	n.m.	(43,964)	15,035	n.m.
Margin	(154.8)%	22%		(17.5)%	4.5%

Adjusted EBITDA (1)	17,254	22,784	32.1%	29,012	68,084	134.7%
Margin	23.8%	23.7%		11.6%	20.6%

Adjusted net income (loss) (1)	(105,673)	25,890	n.m.	(22,106)	27,923	n.m.
Margin	(145.5)%	26.9%		(8.8)%	8.4%

Diluted net income (loss) per ADS, US$	(0.97)	0.22	n.m.	(0.38)	0.14	n.m.

Diluted adjusted net income (loss) per ADS, US$ (1)	(0.92)	0.27	n.m.	(0.19)	0.25	n.m.

(1) Please see the separate section "About non-IFRS financial measures" for the definitions of adjusted EBITDA and adjusted net income (loss).

“I am very pleased that yet again we were able to outperform our expectations, on top of repeatedly raised guidance, and deliver record revenue with strong profitability and cash generation,” said Co-CEO Song Lin.

“In a year with a great deal of geo-political and macroeconomic uncertainty, Opera delivered 32% revenue growth for FY 2022, and increased its adjusted EBITDA margin to 21%, up 9 percentage points versus 2021. Building upon the success we have experienced by focusing on users which yield greater monetization opportunities, whether due to geographic focus and platform broadening, or through high engagement products such as the Opera GX browser, we have driven ARPU to new highs. And finally, our consistent discipline around operating expenses ensured healthy margin expansion in accordance with our plans," continued Mr. Song.

Fourth Quarter and Recent Business Highlights

●	Core search and advertising revenue grew 34% year-over-year, driven by continued ARPU growth of our browser and news user base as well as our Opera Ads platform.
●

Opera’s average monthly active user base was 324 million MAUs in the quarter, up versus the prior quarter and marking a successful milestone in our transition towards higher-value users, with underlying growth continuing to be strongest in western markets.

●	The Opera GX gaming browser had over 20 million monthly active users across PC and mobile in the fourth quarter, up 11% from 18 million in the third quarter of 2022.
●	In the fourth quarter, each user on average generated $1.18 of revenue on an annualized basis, an increase of 12% from the third quarter of 2022 and up 42% versus the fourth quarter of 2021.
●

In February 2023, Opera announced the upcoming integration of AI-generated content (“AIGC”) services into its PC and mobile browsers. Opera is also taking steps towards expanding its existing AI program into AIGC for its browser, news and gaming products through its own solutions and both new and existing partnerships.

●

During the fourth quarter, Opera repurchased from a pre-IPO shareholder 23.4 million ADS equivalents for $128.6 million, or $5.50 per ADS. In addition, the company conducted open market repurchases of 0.6 million ADSs at an average price of $5.14, for a total spend of $3.2 million, leaving $32.7 million or 65% of our existing buyback authorization remaining. The total number of ADS equivalents outstanding as of year-end was 89,215,121.

●	In January 2023, Opera announced a special dividend of $0.80 per ADS which was distributed in February 2023.
●

In early 2023, Opera settled its receivable from the sale of Nanobank. See “Other updates - Nanobank receivable settlement” below. Instead of cash installments that would have otherwise been paid through Q2 2026, Opera agreed to take immediate full payment in OPay shares. The resulting reclassification will be reflected on our balance sheet for the first quarter of 2023. Opera considers this settlement to be reflective of the underlying fair value of its Nanobank receivable as of year-end, and consequently impaired its receivable by $35.9 million to a net fair value of $76.3 million as of year-end 2022.

●

At the end of the fourth quarter, our cash and marketable securities were $118 million. In addition, $13 million of other receivables were sales of marketable securities with settlement in the first days of 2023, such that the underlying balance at the start of the year was $131 million. Net of the $71 million special dividend, we started 2023 with a cash position of $60 million. Combined with $59 million in remaining installments from the sale of Star X and our current 9.5% equity stake in OPay as an asset held for sale, Opera embarks on 2023 with a continued strong balance sheet in addition to the underlying cash flow generation of our business.

Business Outlook

“We operate a highly scalable and growing business, and look forward to another year of exciting opportunities across our product initiatives. Our strategic choices over the past several years have put us in a great operational and financial position as we embark on 2023, with greater scale, products and opportunities than ever before,” said CFO Frode Jacobsen.

Keeping with our tradition to set cautious expectations, we choose to base our guidance on a 15% annual revenue growth at the midpoint. While we have a track record of offsetting macroeconomic challenges by generating underlying growth in excess of base case trajectories, we prefer to open the new year with a prudent view to reflect the economic environment in which we expect to operate during 2023.

For the full year of 2023, Opera guides revenue of $370 million to $390 million. We guide adjusted EBITDA to be between $71 million and $81 million, or a 20% margin at the midpoints.

For the first quarter of 2023, Opera expects revenue of $83 million to $85 million, representing 17% year-over-year growth at the midpoint and reflecting greater seasonality as our advertising revenue has scaled so rapidly. Adjusted EBITDA is expected to be between $17 million and $19 million, representing a 21% margin at the midpoint.

Other Updates

Nanobank receivable settlement

Earlier this month, Nanobank sold the majority of its business in Asia to OPay in exchange for OPay shares. In connection with this, Opera and the third-party buyer of Opera’s former ownership stake in Nanobank agreed to treat the transaction as a full sale of Nanobank, triggering an immediate settlement of Opera’s receivable in the form of OPay shares in lieu of quarterly cash installments through Q2 2026.

The settlement was based on the valuation applied in the transaction as well as an estimate for the value of Nanobank’s remaining business. Opera has stepped into the relevant provisions of the sales agreement, including potential adjustments depending on the business performance. Consequently, Opera will report the value of its increased OPay ownership based on a weighted set of scenarios for the performance of the sold business.

Opera considers this settlement to be reflective of the underlying fair value of its Nanobank receivable as of year-end, and consequently impaired its receivable by $35.9 million to a net fair value of $76.3 million as of year-end 2022.

Following the settlement, Opera’s stake in OPay increases from 6.4% to 9.5%. Opera continues to classify its OPay ownership as ‘held for sale’, and notes that OPay continued its strong growth trajectory through 2022, giving us comfort in the ultimate marketability of our increased ownership stake.

European sanctions

In the initial phases of the war in Ukraine, we saw impacts on our business mainly due to underlying causes such as shifting FX rates, decline in advertiser interest and our greater caution in the near- to mid-term outlook for this region. As the year progressed, we also observed impacts on our business as a result of additional sanctions implemented by the EU and Norway against Russian entities. For example, the EU’s 9th sanctions package in December 2022 imposes limitations on European companies providing advertising services to Russians, which has resulted in our subsequent termination of several advertising contracts. For now, we have reflected a headwind of approximately $10 million related to existing sanctions in our 2023 guidance, as well as a general cautious view in light of the broader macroeconomic picture and associated uncertainties.

Fourth Quarter 2022 Consolidated Financial Results

All comparisons in this section are relative to the fourth quarter of 2021 unless otherwise stated.

Revenue increased by 33% to $96.3 million.

●	Search revenue increased by 12% to $39.0 million, driven by the growth of our PC footprint in western markets, particularly in North America.
●	Advertising revenue increased by 55% to $56.8 million, benefiting from the audience extension supported by our Opera Ads platform in addition to the growth in our western PC footprint.
●	Technology licensing and other revenue was $0.5 million.

Operating expenses increased by 22% to $84.6 million.

●	Combined technology and platform fees, content cost and cost of inventory sold were $19.0 million, or 20% of revenue.
●

Personnel expenses, including share-based remuneration, were $21.1 million, a 19% increase. This expense consists of cash-based compensation expense of $17.0 million, a 20% increase year-over-year mainly due to increased headcount and salary adjustments, and share-based remuneration expense of $4.1 million.

●	Marketing and distribution expenses were $29.6 million, a decrease of 1% year-over-year, or a 14% sequential increase versus the prior quarter.
●	Depreciation and amortization expenses were $3.5 million, a 23% decrease year-over-year but stable versus the prior quarter.
●	Opera impaired non-financial assets by $3.2 million based on reduced expectations related to certain non-core intangible assets.
●	All other operating expenses were $8.3 million, a 44% increase year-over-year following increased activity levels and cautious credit loss provisions.

Operating profit was $11.8 million compared to an operating profit of $3.8 million in the fourth quarter of 2021.

Net finance gain was $6.9 million, of which the appreciation of marketable securities more than offset the impairment of our Nanobank receivable.

Income tax gain was $0.7 million, mainly benefiting from foreign currency impacts on net deferred tax liabilities.

Net income was $20.9 million. This compared to a net loss of $112.4 million in the fourth quarter of 2021 due to an $115.5 million impairment of Nanobank, an investment held for sale at the time.

Net income per ADS was $0.22 in the quarter. Each ADS represents two shares in Opera Limited. In the quarter, the weighted average number of shares outstanding was 187.7 million, corresponding to 93.9 million ADSs.

Adjusted EBITDA was $22.8 million, representing a 24% margin, compared to adjusted EBITDA of $17.3 million in the fourth quarter of 2021.

Adjusted net income was $25.9 million in the quarter, compared to an adjusted net loss of $105.7 million in the fourth quarter of 2021.

Adjusted net income per ADS was $0.28 in the quarter.

We have posted Opera’s unaudited financial results by quarter since 2019 at https://investor.opera.com.

Conference Call

Opera’s management will host a conference call to discuss the fourth quarter and full year 2022 financial results on Monday, February 27th at 8:00 am Eastern Time (EDT). Listeners may access the call by dialing the following numbers:

United States: +1 877-830-2597

China: +10-800-714-1507 or +10-800-140-1382

Hong Kong: +80-090-1494

Norway: +47 80-01-3780

United Kingdom: +44 0-808-101-1183

International: +1 785-424-1877

Confirmation Code: OPRAQ422

A live webcast of the conference call will be posted at https://investor.opera.com.

We will be tweeting highlights from our prepared remarks. Please follow along on Twitter @InvestorOpera.

About Non-IFRS Financial Measures

To supplement our consolidated financial statements, which are prepared and presented based on IFRS, we use adjusted EBITDA and adjusted net income (loss), both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), net finance expense (income), share of net loss (income) of equity-accounted investees, fair value loss (gain) from investments, depreciation and amortization, impairment of non-financial assets, impairment of equity-accounted investees, share-based remuneration, credit loss expense related to divested joint venture, non-recurring expenses, less other operating income and (profit) loss from discontinued operations.

We define adjusted net income (loss) as net income (loss) excluding share-based remuneration, amortization cost related to acquired intangible assets, amortization of Nanobank intangible assets, credit loss expense related to divested joint venture and other non-recurring expenses, and (profit) loss from discontinued operations, adjusted for the associated tax benefit related to such items.

We believe that adjusted EBITDA and adjusted net income (loss) provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS. Please refer to our financial statements at the end of this announcement for a table reconciling our non-IFRS financial measures to net income (loss), the most directly comparable IFRS financial measure.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “intend,” “seek,” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of the conflict in Ukraine and related economic sanctions, as well as resulting changes in consumer behaviors; the outcome of regulatory processes or litigation; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company’s expectations regarding demand for and market acceptance of its brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which the Company has business. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a global web innovator. Opera's browsers, gaming, Web3 and news products are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the Nasdaq stock market (OPRA). Download the Opera browser from www.opera.com.

Learn more about Opera at https://investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com

For media enquiries, please contact: press-team@opera.com

Unaudited Consolidated Statement of Operations

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands, except per ADS and share amounts]	2021	2022	2021	2022
Revenue	72,626	96,272	250,991	331,037
Other operating income	248	148	466	469
Operating expenses:
Technology and platform fees	(1,297)	(784)	(4,472)	(4,104)
Content cost	(1,200)	(891)	(3,712)	(3,834)
Cost of inventory sold	(3,043)	(17,277)	(5,507)	(46,650)
Personnel expenses including share-based remuneration	(17,668)	(21,095)	(74,450)	(74,588)
Marketing and distribution expenses	(29,969)	(29,558)	(120,944)	(114,988)
Credit loss expense	(172)	(977)	(557)	(1,387)
Depreciation and amortization	(4,555)	(3,490)	(19,600)	(13,939)
Impairment of non-financial assets	(5,624)	(3,194)	(5,624)	(3,194)
Non-recurring expenses	-	(310)	-	(1,517)
Other operating expenses	(5,567)	(7,002)	(22,802)	(26,705)
Total operating expenses	(69,094)	(84,577)	(257,668)	(290,906)
Operating profit (loss)	3,780	11,842	(6,211)	40,600
Share of net loss of equity-accounted investees	(24,480)	-	(29,376)	(6)
Impairment of equity-accounted investee	(115,477)	-	(115,477)	-
Fair value gain on investments	31,101	1,500	116,561	1,500
Net finance income (expense):
Finance income	97	43,606	123	21,454
Finance expense	(3,853)	(35,620)	(6,912)	(38,521)
Net foreign exchange loss	(308)	(1,087)	(1,814)	(1,157)
Net finance income (expense)	(4,064)	6,898	(8,603)	(18,224)
Profit (loss) before income taxes	(109,139)	20,241	(43,106)	23,870
Income tax (expense) benefit	(2,435)	681	(43)	(8,835)
Profit (loss) from continuing operations	(111,574)	20,921	(43,149)	15,035
Loss from discontinued operations	(816)	-	(816)	-
Net income (loss) attributable to owners of the parent	(112,390)	20,922	(43,964)	15,035

Weighted-average number of ordinary shares outstanding:
Basic, millions	230.29	187.73	230.28	218.96
Diluted, millions	230.29	189.23	230.28	220.67
Earnings per ADS and per share for profit (loss) from continuing operations:
Basic earnings per ADS, US$	(0.97)	0.22	(0.38)	0.14
Diluted earnings per ADS, US$	(0.97)	0.22	(0.38)	0.14
Basic earnings per share, US$	(0.48)	0.11	(0.19)	0.07
Diluted earnings per share, US$	(0.48)	0.11	(0.19)	0.07
Earnings per ADS and per share for net income (loss):
Basic earnings per ADS, US$	(0.98)	0.22	(0.38)	0.14
Diluted earnings per ADS, US$	(0.98)	0.22	(0.38)	0.14
Basic earnings per share, US$	(0.48)	0.11	(0.19)	0.07
Diluted earnings per share, US$	(0.48)	0.11	(0.19)	0.07

Unaudited Consolidated Statement of Comprehensive Income

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands]	2021	2022	2021	2022
Net income (loss)	(112,390)	20,922	(43,964)	15,035
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(438)	1,775	(1,156)	(3,477)
Reclassification of exchange differences on loss of control	-	(96)	-	(96)
Share of other comprehensive income (loss) of equity-accounted investees	227	-	227	-
Reclassification of share of other comprehensive income (loss) of equity-accounted investees	-	-	-	708
Other comprehensive income (loss)	(211)	1,679	(928)	(2,865)
Total comprehensive income (loss) attributable to owners of the parent	(112,601)	22,601	(44,891)	12,170

Unaudited Consolidated Statement of Financial Position

	As of December 31,
[US$ thousands]	2021	2022
Assets:
Property and equipment	12,263	14,623
Intangible assets	103,627	99,983
Goodwill	430,378	429,445
Non-current receivables from sale of investments	-	76,305
Non-current investments and financial assets	2,883	2,643
Deferred tax assets	2,323	1,473
Total non-current assets	551,475	624,473

Trade receivables	43,864	57,923
Current receivables from sale of investments	-	56,347
Other current receivables	18,538	17,247
Prepayments	9,192	3,932
Marketable securities	78,135	66,250
Cash and cash equivalents	102,876	52,414
Total cash, cash equivalents, and marketable securities	181,011	118,664
Assets held for sale	288,379	86,100
Total current assets	540,986	340,213
Total assets	1,092,460	964,686

Equity:
Share capital	24	18
Other paid in capital	824,832	824,832
Treasury shares	(60,453)	(206,514)
Retained earnings	249,155	273,262
Foreign currency translation reserve	(520)	(3,385)
Total equity attributable to owners of the parent	1,013,039	888,213

Liabilities:
Non-current lease liabilities and other loans	2,081	4,723
Deferred tax liabilities	6,532	7,352
Other non-current liabilities	23	68
Total non-current liabilities	8,635	12,143

Trade and other payables	38,378	46,937
Current lease liabilities and other loans	11,427	3,112
Income tax payable	763	1,133
Deferred revenue	1,092	995
Other current liabilities	19,125	12,152
Total current liabilities	70,786	64,330
Total liabilities	79,421	76,472
Total equity and liabilities	1,092,460	964,686

Unaudited Consolidated Statement of Changes in Equity

	Number of shares outstanding		Equity attributable to owners of the parent
[US$ thousands]	Ordinary shares	ADS equivalent (1)	Share capital	Other paid in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2020	228,285,684	114,142,842	24	824,832	(59,704)	283,334	408	1,048,895
Net loss	-	-	-	-	-	(43,964)	-	(43,964)
Other comprehensive loss	-	-	-	-	-	-	(928)	(928)
Share-based remuneration	-	-	-	-	-	9,785	-	9,785
Issuance of shares upon vesting of share-based remuneration	2,172,680	1,086,340	-	-	-	-	-	-
Acquisition of treasury shares	(166,632)	(83,316)	-	-	(749)	-	-	(749)
As of December 31, 2021	230,291,732	115,145,866	24	824,832	(60,453)	249,155	(520)	1,013,039
Net profit	-	-	-	-	-	15,035	-	15,035
Other comprehensive loss	-	-	-	-	-	-	(2,865)	(2,865)
Share-based remuneration	-	-	-	-	-	9,073	-	9,073
Issuance of shares upon vesting of share-based remuneration	1,597,500	798,750	-	-	-	-	-	-
Acquisition of treasury shares	(53,458,990)	(26,729,495)	(6)	-	(146,063)	-	-	(146,068)
As of December 31, 2022	178,430,242	89,215,121	18	824,832	(206,514)	273,262	(3,385)	888,213

(1) Opera Limited has American depositary shares listed on the Nasdaq Stock Market, each representing two ordinary shares in the company.

Unaudited Consolidated Statement of Cash Flows

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands]	2021	2022	2021	2022
Cash flows from operating activities:
Profit (loss) before income taxes from continuing operations	(109,139)	20,241	(43,106)	23,870
Loss before income taxes from discontinued operations	(1,053)	-	(1,053)	-
Adjustments to reconcile profit (loss) before income taxes to net cash flow:
Share-based payment expense	3,671	3,846	9,785	9,073
Depreciation and amortization	4,555	3,490	19,600	13,939
Impairment of non-financial assets	5,624	3,194	5,624	3,194
Share of net loss of equity-accounted investees	24,480	-	29,376	6
Fair value gain on investments	(31,101)	(1,500)	(116,561)	(1,500)
Impairment of equity-accounted investee	115,477	-	115,477	-
Net finance (income) expense	4,064	(6,898)	8,603	18,224
Other adjustments	(716)	1,034	(1,833)	(452)
Changes in working capital:
Change in trade and other receivables	541	(7,669)	(7,383)	(17,811)
Change in prepayments	1,410	3,421	(132)	4,253
Change in inventories	24	98	24	(1,488)
Change in loans to customers	53	-	68	-
Change in trade and other payables	1,787	5,926	12,925	8,559
Change in deferred revenue	505	(514)	747	(97)
Change in other liabilities	401	2,116	(146)	3
Income taxes paid	(4,112)	(3,243)	(5,452)	(3,111)
Net cash flow from operating activities	16,473	23,542	26,564	56,662
Cash flows from investing activities:
Purchase of equipment	(75)	(429)	(1,060)	(3,187)
Development expenditure	(1,476)	(1,878)	(4,836)	(6,789)
Acquisition of subsidiary, net of cash acquired	-	-	(9,008)	-
Proceeds from sale of shares in former associates	-	-	50,000	36,879
Net sale (purchase) of listed equity instruments	-	(3,057)	(84,835)	16,178
Interest income received	14	569	35	1,368
Net cash flow from (used in) investing activities	(1,537)	(4,795)	(49,703)	44,450
Cash flows from financing activities:
Acquisition of treasury shares	-	(131,822)	(749)	(146,068)
Proceeds from loans and borrowings	-	-	-	-
Interests on loans and borrowings	(73)	(149)	(316)	(293)
Repayment of loans and borrowings	(87)	(70)	(499)	(378)
Payment of lease liabilities	(1,334)	(953)	(5,119)	(3,837)
Net cash flow used in financing activities	(1,495)	(132,993)	(6,683)	(150,578)
Net change in cash and cash equivalents	13,441	(114,245)	(29,822)	(49,465)
Cash and cash equivalents at beginning of period	89,964	166,071	134,168	102,876
Effect of exchange rate changes on cash and cash equivalents	(530)	589	(1,472)	(996)
Cash and cash equivalents at end of period	102,876	52,414	102,876	52,414

Financial Details by Business Area

The tables below specify the contribution by each business area.

[US$ thousands]	Three Months Ended December 31, 2021
Business area	Browser and News	Other	Total
Revenue categories:
Search	34,751	-	34,751
Advertising	37,309	(643)	36,666
Technology licensing and other revenue	2,182	(972)	1,210
Total revenue	74,242	(1,615)	72,626
Direct expenses:
Technology and platform fees	(1,264)	(32)	(1,297)
Content cost	(1,222)	22	(1,200)
Cost of inventory sold	(3,488)	445	(3,043)
Marketing and distribution expenses	(30,144)	175	(29,969)
Credit loss expense	(208)	36	(172)
Total direct expenses	(36,326)	646	(35,680)
Contribution by business area	37,916	(969)	36,947

[US$ thousands]	Three Months Ended December 31, 2022
Business area	Browser and News	Other	Total
Revenue categories:
Search	39,034	-	39,034
Advertising	56,746	7	56,753
Technology licensing and other revenue	15	470	485
Total revenue	95,795	477	96,272
Direct expenses:
Technology and platform fees	(784)	-	(784)
Content cost	(891)	-	(891)
Cost of inventory sold	(17,277)	-	(17,277)
Marketing and distribution expenses	(29,388)	(170)	(29,558)
Credit loss expense	(1,027)	50	(977)
Total direct expenses	(49,368)	(120)	(49,487)
Contribution by business area	46,427	357	46,785

[US$ thousands]	Twelve Months Ended December 31, 2021
Business area	Browser and News	Other	Total
Revenue categories:
Search	121,961	-	121,961
Advertising	123,870	40	123,910
Technology licensing and other revenue	2,182	2,937	5,120
Total revenue	248,013	2,978	250,991
Direct expenses:
Technology and platform fees	(3,899)	(573)	(4,472)
Content cost	(3,712)	-	(3,712)
Cost of inventory sold	(5,506)	(1)	(5,507)
Marketing and distribution expenses	(120,385)	(559)	(120,944)
Credit loss expense	(557)	-	(557)
Total direct expenses	(134,059)	(1,133)	(135,192)
Contribution by business area	113,954	1,845	115,800

[US$ thousands]	Twelve Months Ended December 31, 2022
Business area	Browser and News	Other	Total
Revenue categories:
Search	140,162	-	140,162
Advertising	187,405	29	187,434
Technology licensing and other revenue	789	2,652	3,441
Total revenue	328,356	2,681	331,037
Direct expenses:
Technology and platform fees	(4,103)	(1)	(4,104)
Content cost	(3,834)	-	(3,834)
Cost of inventory sold	(46,650)	-	(46,650)
Marketing and distribution expenses	(114,522)	(466)	(114,988)
Credit loss expense	(1,436)	49	(1,387)
Total direct expenses	(170,545)	(418)	(170,964)
Contribution by business area	157,811	2,263	160,073

Personnel Expenses Including Share-based Remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration.

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands]	2021	2022	2021	2022
Personnel expenses, excluding share-based remuneration	14,125	16,999	63,984	65,284
Share-based remuneration, including related social security costs	3,543	4,096	10,466	9,304
Total personnel expenses including share-based remuneration	17,668	21,095	74,450	74,588

Other Operating Expenses

The table below specifies the nature of other operating expenses.

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands]	2021	2022	2021	2022
Hosting	1,933	2,398	7,647	9,267
Audit, legal and other advisory services	1,351	1,468	6,579	6,857
Software license fees	451	608	1,782	2,149
Rent and other office expense	786	1,078	3,152	3,743
Travel	223	446	542	1,496
Other	822	1,004	3,101	3,193
Total other operating expenses	5,567	7,002	22,802	26,705

Non-IFRS Financial Measures

	Three Months Ended December 31,		Twelve Months Ended December 31,
[US$ thousands, except per ADS and share amounts]	2021	2022	2021	2022
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)	(112,390)	20,922	(43,964)	15,035
Add (deduct):
Income tax expense (benefit)	2,435	(681)	43	8,835
Net finance (income) expense	4,064	(6,898)	8,603	18,224
Share of net loss of equity-accounted investees	24,480	-	29,376	6
Impairment of associates and joint ventures	115,477	-	115,477	-
Depreciation and amortization	4,555	3,490	19,600	13,939
Impairment of non-financial assets	5,624	3,194	5,624	3,194
Share-based remuneration	3,543	4,096	10,465	9,304
Non-recurring expenses	-	310	-	1,517
Fair value gain on investments	(31,101)	(1,500)	(116,561)	(1,500)
Other operating income	(248)	(148)	(466)	(469)
Loss from discontinued operations	816	-	816	-
Adjusted EBITDA	17,254	22,784	29,012	68,084

Reconciliation of net income (loss) to adjusted net income
Net Income (loss)	(112,390)	20,922	(43,964)	15,035
Add (deduct):
Share-based remuneration	3,543	4,096	10,465	9,304
Amortization of acquired intangible assets	907	645	4,906	2,580
Amortization of Nanobank intangible assets (1)	1,759	-	7,037	-
Non-recurring expenses	-	310	-	1,517
Income tax adjustment (2)	(309)	(82)	(1,366)	(512)
Loss from discontinued operations	816	-	816	-
Adjusted net income (loss)	(105,673)	25,890	(22,106)	27,923

Adjusted net income (loss) per ADS and per share:
Basic adjusted net income (loss) per ADS, US$	(0.92)	0.28	(0.19)	0.26
Diluted adjusted net income (loss) per ADS, US$	(0.92)	0.27	(0.19)	0.25
Basic adjusted net income (loss) per share, US$	(0.46)	0.14	(0.10)	0.13
Diluted adjusted net income (loss) per share, US$	(0.46)	0.14	(0.10)	0.13

(1) The amortization of Nanobank intangible assets is included in Share of net loss of equity-accounted investees in the Statement of Operations.

(2) Reversal of tax benefit related to the social security cost component of share-based remuneration and deferred taxes on the amortization of acquired intangible assets.